Investor Relations

Holcim

Hagenholzstrasse 85
8050 Zürich

Telefon +41 58 858 87 87
Fax +41 58 858 80 09

RECEIVED

2007 MAY -1 A 6:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Fax

To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	April 30 2007 / BFU
Total pages:	2
Subject:	Media Release: **Holcim strengthens position in Singapore**

File N° 82-4093

07022983

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

PROCESSED
MAY 03 2007
THOMSON
FINANCIAL

File N° 82-4093

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES

April 30, 2007

Media Release

Holcim strengthens position in Singapore

Holcim has acquired 47,3 percent of Jurong Cement Limited (JCL), Singapore, from three major shareholders for approximately USD 30 million. The company is predominantly active in the ready-mix concrete business and has also a presence in slag, special mortars and bag cement in Singapore. In 2006, JCL sold approximately 0.8 million cubic meters of ready-mix concrete. JCL is listed on the Singapore Exchange Securities Trading Limited (SGX-ST).

In accordance with the Singapore takeover regulations, Holcim has further announced a mandatory general offer to the remaining shareholders of JCL at the same price of SGD 2.10 per share. The transaction is expected to be completed by mid 2007.

With this acquisition, Holcim reinforces its position in the fast growing market of Singapore, where the Group is already present with Holcim Singapore, one of the preferred ready-mix concrete suppliers. In 2006, Holcim Singapore sold approximately 0.9 cubic meters of ready-mix concrete. This transaction is further strengthening Holcim's presence with cement and ready-mix concrete operations in South-East Asia.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com

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